SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-14473

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(K) PLAN

(Full title of the plan)

SKY FINANCIAL GROUP, INC. PROFIT SHARING AND 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sky Financial Group, Inc.

Profit Sharing and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Cleveland, Ohio

May 17, 2004

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments in Master Trust	$30,537,079	$24,239,911
Other investments at fair value	72,591,403	46,119,972

Receivables:
Employer contributions	5,070,479	5,746,817
Employee contributions	194,148	154,677
Due from:
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan	52,639,687
Metropolitan Bank and Trust Company 401(k) Plan	3,799,691
GLB 401(k) Plan	802,992
Three Rivers Bancorp 401(k) Plan		5,154,380
Brokers for securities sold	63,844	6,546
Interest and dividends	29,602	24,894

Total assets	165,728,925	81,447,197

LIABILITIES:
Accrued expenses	13,999	10,607
Due to brokers for securities purchased	393,621	255,021

Total liabilities	407,620	265,628

NET ASSETS AVAILABLE FOR BENEFITS	$165,321,305	$81,181,569

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS:
Investment income (loss):
Plan interest in Sky Financial Group, Inc. Master Trust	$8,104,876	$183,611
Net appreciation (depreciation) in fair value of other investments	12,200,374	(7,858,169)
Interest and dividends	650,394	514,546

Total investment income (loss)	20,955,644	(7,160,012)

Contributions:
Employer	8,231,444	7,913,903
Participants	5,209,499	4,550,318
Participant rollovers	1,083,984	321,791

Total contributions	14,524,927	12,786,012

Transfers from:
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan	52,791,947	69,722
Metropolitan Bank and Trust Company 401(k) Plan	3,799,691
GLB 401(k) Plan	802,992
Three Rivers Bancorp 401(k) Plan		5,154,380

Total transfers	57,394,630	5,224,102

Total additions	92,875,201	10,850,102

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	8,582,727	7,485,978
Administrative and investment services expenses	152,738	73,453

Total deductions	8,735,465	7,559,431

NET INCREASE IN NET ASSETS	84,139,736	3,290,671

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	81,181,569	77,890,898

End of year	$165,321,305	$81,181,569

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the ”Plan”) provides only general information. The Plan includes a frozen profit sharing component and a 401(k) component. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan was originally effective July 1, 1989 and was restated on January 1, 1995, January 1, 1999, and January 1, 2001. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the “Company”), and its wholly-owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by a Committee appointed by the Board of Directors of Sky Financial Group, Inc. (the “Committee”). The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan (except for the Sky Financial Group, Inc. Master Trust - see Note 4) are held and administered by Marshall & Ilsley Trust Company.

Contributions—Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($12,000 for 2003 and $11,000 for 2002) to the Plan. The Company makes a matching contribution equal to 100% of the participant’s contribution up to 3% of that participant’s compensation and, effective January 1, 2003, 50% of the participant’s contribution of the next 2% of that participant’s compensation (the “401(k) Company Matching Contributions”). Additionally, the Company, at the option of its board of directors, may contribute additional discretionary amounts each year that represent the profit sharing contribution and are allocated among participants based on each participant’s compensation. The Company profit sharing contribution to the Plan was $4,947,675 in 2003 and $5,671,472 in 2002. Participants direct the investment of their respective individual participant accounts.

Participant Accounts—Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution and Plan earnings. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are vested immediately in their voluntary contributions, rollover contributions, and 401(k) Company Matching Contributions made after January 1, 2003, including actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The portion of a participant’s account balance that is not fully vested will be forfeited if the participant separates from service. Participants fully vest in their accounts upon retirement, disability or death.

The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. Forfeitures can be used to reduce employer contributions. Forfeitures used to reduce employer contributions were $274,360 and $316,306 in 2003 and 2002, respectively.

Merger of Plans and Transfer of Plan Assets—On November 18, 2003, the Committee approved the merger of the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (the “Sky ESOP Plan”) into the Plan, which will be the surviving plan. The account balances of the Sky ESOP Plan participants were transferred into the Plan in January 2004. Accordingly, the $52,639,687 of net assets of the Sky ESOP Plan at December 31, 2003 are recognized in the 2003 financial statements as an amount due from the Sky ESOP Plan.

On April 30, 2003, the Company acquired Metropolitan Financial Corp. On November 18, 2003, the Committee approved the merger of the Metropolitan Bank and Trust Company 401(k) Plan (the “Metropolitan Plan”) into the Plan, effective January 1, 2004. The Company gave continuing former employees of Metropolitan Financial Corp. and its subsidiaries (“Metropolitan”) past service credit for their employment with Metropolitan for the purpose of eligibility, participation, and vesting in the Plan. The account balances of the continuing former Metropolitan employees’ transferred into the Plan in January 2004, aggregated $3,799,691 and are recognized in the 2003 financial statements as an amount due from Metropolitan Bank and Trust Company 401(k) Plan.

On October 19, 2003, the Company acquired GLB Bancorp, Inc. On November 18, 2003, the Committee approved the merger of the GLB 401(k) Plan into the Plan, effective January 1, 2004. The Company gave continuing former employees of GLB Bancorp, Inc. and its subsidiaries (“GLB”) past service credit for their employment with GLB for the purpose of eligibility, participation, and vesting in the Plan. The account balances of the continuing former GLB employees’ transferred into the Plan in January 2004, aggregated $802,992 and are recognized in the 2003 financial statements as an amount due from GLB 401(k) Plan.

On October 1, 2002, the Company acquired Three Rivers Bancorp, Inc. (“Three Rivers”). On November 13, 2002, the Committee approved the merger of the Three Rivers Bancorp 401(k) Plan into the Plan, effective January 1, 2003. The Company gave continuing former employees of Three Rivers past service credit for their employment with Three Rivers for the purpose of eligibility, participation, and vesting in the Plan. The account balances of the continuing former Three Rivers employees, transferred into the Plan in January 2003, aggregated $5,154,380 and are recognized in the 2002 financial statements as an amount due from the Three Rivers Bancorp 401(k) Plan.

Investment Options—The Plan provides for the establishment of a variety of investment funds and a Company stock fund. These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations. The Company has the sole discretion to determine or change the number and nature of investment funds. The investment funds established under the Plan as of December 31, 2003 are:

AIM Basic Value Inc. Large Cap Fund—This fund invests for long-term growth of capital. The fund seeks to meet this objective by investing normally at least 65% of total assets in equity securities of U.S. issuers that have market capitalization of greater than $500 million and which the portfolio managers believe to be undervalued in relation to long-term earning power or other factors.

Federated Prime Obligations Fund—This fund is a liquid dollar-in-dollar-out money market fund with minimal risk to principal. This fund invests in Treasury bills, bankers acceptances, Fannie Mae securities, and other short-term obligations.

Fremont U.S. Micro Cap Fund—This fund seeks long-term capital appreciation. The fund invests in stocks of U.S. Companies which, based upon market capitalization at the time of purchase, are among the smallest 5% of companies listed on U.S. exchanges and on the over-the-counter market.

Harbor International Fund—This fund invests for long-term total return primarily from growth of capital. The Fund invests primarily in international large-cap value oriented stocks. Companies in the fund’s portfolio generally have market capitalization in excess of $1 billion.

Janus Small Cap Value Fund (formerly Berger Omni Small Cap Value Fund)—This is an open-end, no-load fund which seeks capital appreciation. It invests in companies that are believed to be experiencing, or have the potential to experience, growth in revenues, earnings or assets or are believed to be undervalued.

Pimco High Yield Fund—This is an open-end fund whose investment objective is to seek maximum total return, consistent with preservation of capital. The fund seeks to achieve its objective by investing primarily in higher yielding, lower-rated fixed-income securities and has an intermediate duration portfolio.

Pimco Low Duration Fund—This is an open-end fund whose investment objective is to seek current income, consistent with relatively low volatility of principle. The fund seeks to achieve its objective by investing primarily in investment grade fixed-income securities and has a short term portfolio.

Sky Financial Group, Inc. Master Trust—The master trust invests only in the common stock of Sky Financial Group, Inc.

Sky Trust, N.A. Collective Core Equity Fund—This fund seeks long-term capital appreciation by investing in equity securities of companies with large market capitalizations and which exhibit growth or value characteristics.

Sky Trust, N.A. Collective Core Fixed Income Fund—This fund seeks the highest level of interest income by investing primarily in corporate and U.S. government debt securities.

TCW Galileo Value Opportunities Fund—This fund seeks long-term capital appreciation. To achieve this goal, the fund invests (except when maintaining a temporary defensive position) at least 65% of the value of its net assets in equity securities of companies with market capitalization at the time of acquisition within the capitalization range of the companies comprising the Russell Mid Cap Value Index.

Turner Mid Cap Growth Fund—This fund seeks long-term capital appreciation. To achieve this goal, the fund invests (except when maintaining a temporary defensive position) at least 80% of the value of its net assets in equity securities of companies with market capitalization at the time of acquisition within the capitalization range of the companies comprising the Russell Mid Cap Growth Index.

Vanguard Growth Index Fund—This open-end fund seeks to replicate the total return of the S&P/BARRA Growth Index, an index including stocks in the S&P 500 Composite Index with higher than average ratios of market price to book value. The Fund seeks to achieve its objective by investing in common stocks at all times.

Vanguard GNMA Fund—This is an open-ended income fund. The objective of the fund is to provide investors with a high level of current income consistent with the maintenance of principal and liquidity. The Fund invests at least 80% of its assets in Government National Mortgage Association (GNMA) pass-through certificates.

Based upon the performance and management of the mutual funds, the Committee approved the elimination of the following investment options during 2002, and participants were given the opportunity to invest in other funds:

RS Emerging Growth Fund—This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of emerging-growth companies. These companies usually have above-average growth potential due to superior products or services, operating characteristics, and financing capabilities. Any amounts not directed for investment were reinvested in the Fremont U.S. Micro Cap Fund.

Scudder International Fund—This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equity securities issued by companies domiciled outside of the United States. It diversifies investments by issuer and does not concentrate in any one industry, geographic region, or individual country. Any amounts not directed for investment were reinvested in the Harbor International Fund.

Vanguard Growth & Income Fund—This fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of its assets in securities included in the S&P 500 Index. Any amounts not directed for investment were reinvested in the AIM Basic Value Inc. Large Cap Fund.

Participant Loans—The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant loans bear interest at a fixed annual rate, as determined by the Committee on the date of loan approval. Loan issuances are accounted for as a transfer from the participant directed accounts into a participant loan fund. Each loan is secured by the balance in the participant’s account. Loan principal and interest payments are made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant’s balance may be distributed in installments or partial distributions. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $288,868 and $55,428 at December 31, 2003 and 2002, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Investments—Investments in mutual funds, common/collective accounts and Sky Financial Group, Inc. Master Trust are stated at fair value as determined by the trustee, based upon the market values of the underlying assets of the fund, common/collective account and Sky Financial Group, Inc. Master Trust. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

Distributions to Participants – Distributions to participants are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid by the Plan or the Company as determined by the Company.

Reclassifications—Investment income has been reclassified in the 2002 financial statements to conform to the 2003 presentation.

3.	INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan’s net assets.

	2003	2002
Investment

Sky Financial Group, Inc. Master Trust	$30,537,079	$24,239,911
Janus Small Cap Value Fund	10,245,840	6,351,859
Sky Trust, N.A. Collective Core Equity Fund	9,577,985	6,730,664
Federated Prime Obligations Fund	8,861,862	6,554,068
AIM Basic Value Inc. Large Cap Fund	8,489,147	4,902,549
Sky Trust, N.A. Collective Core Fixed Income Fund	7,141,849	5,789,955
Vanguard Growth Index Fund	6,932,462	4,329,065

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2003	2002
Net Change in Fair Value

Mutual funds	$9,811,003	$(6,062,022)
Common collective funds	2,389,371	(1,796,147)

Total	$12,200,374	$(7,858,169)

4.	INTEREST IN SKY FINANCIAL GROUP, INC. MASTER TRUST

The Plan invests in the Sky Financial Group, Inc. Master Trust (the “Master Trust”), which was established for the investment of assets of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan. Each participating retirement plan has an undivided interest in the Master Trust. Sky Trust, N.A. is the trustee, custodian, and manager of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 38.21% and 39.32% at December 31, 2003 and 2002, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each individual Plan’s ownership interest in the Master Trust.

The following table presents the fair value of investments for the entire Master Trust:

	December 31,
	2003	2002
Investments at Fair Value

Sky Financial Group, Inc. Common Stock	$78,975,267	$61,204,432
Federated Prime Obligations Fund	946,230	436,199

Total	$79,921,497	$61,640,631

The investment income for the entire Master Trust is as follows:

	Year Ended December 31,
	2003	2002
Investment Income

Net appreciation (depreciation) in fair value of investments	$18,712,996	$(1,793,215)
Dividends and interest	2,448,911	2,347,898

Total	$21,161,907	$554,683

5.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under the U.S. Department of Labor (“DOL”) regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments are units of a Master Trust for which Sky Trust, N.A. is custodian and trustee. The primary underlying investment of the Master Trust is shares of Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly-owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions.

Fees paid by the Plan to Sky Trust, N.A. for administrative and investment services were $152,738 and $73,453 in 2003 and 2002, respectively. Fees are calculated as follows: (1) .07% for Plan assets invested in all third-party funds, (2) based upon a tiered fee schedule for Plan assets invested in the Sky Trust, N.A. Collective Core Equity and Collective Core Fixed Income funds (approximating .7% of fund balances up to $5 million and .5% of fund balances exceeding $5 million), and (3) no fees are assessed for assets invested in the Master Trust. Certain professional or legal fees related to the operation of the Plan are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth under ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2002, that the Plan is qualified under the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of this determination letter. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

8.	SUBSEQUENT EVENTS

The Company acquired Spencer-Patterson Insurance Agency, Inc. (“Spencer-Patterson”) on January 5, 2004 and merged the Spencer Patterson Profit Sharing and 401(k) Plan into the Plan on April 1, 2004. The Company gave the continuing former employees of Spencer-Patterson past service credit for their employment with Spencer-Patterson for purpose of eligibility, participation, and vesting in the Plan. Approximately 22 of the continuing former employees of Spencer-Patterson met the eligibility requirements of the Plan on April 7, 2004 and became participants in the Plan on that date.

On January 8, 2004, the Company announced an agreement to acquire Second Bancorp Incorporated (Second National), including its wholly-owned subsidiary Second National Bank. The merger is expected to close in July 2004. The Company intends to merge the Second National Bank 401(k) Plan into the Plan on January 1, 2005. The Company also intends to give the continuing former employees of Second National past service credit for their employment with Second National for the purpose of eligibility, participation, and vesting in the Plan. It is estimated that approximately 350 of continuing former employees of Second National will meet the eligibility requirements of the Plan on January 1, 2005 and will become participants in the Plan on that date.

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

SCHEDULE H—LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-1372535—PLAN NO. 001

DECEMBER 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Sky Trust, N.A.	Sky Financial Group, Inc. Master Trust		$30,537,079
	Janus Funds	Janus Small Cap Value Fund		10,245,840
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Equity Fund		9,577,985
	Federated Investors	Federated Prime Obligations Fund		8,861,862
	AIM Equity Funds, Inc.	AIM Basic Value Inc. Large Cap Fund		8,489,147
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Fixed Income Fund		7,141,849
	Vanguard Group	Vanguard Growth Index Fund		6,932,462
	Fremont Funds	Fremont U.S. Micro Cap Fund		5,820,253
	Harbor Funds	Harbor International Fund		5,151,371
	Pimco Funds	Pimco Low Duration Fund		2,900,248
	Vanguard Group	Vanguard GNMA Fund		2,406,481
	TCW Funds	TCW Galileo Value Opportunities Fund		1,382,170
	Pimco Funds	Pimco High Yield Fund		1,167,066
	Turner Funds	Turner Mid Cap Growth Fund		737,294
*	Participant Notes	Loans to participants, varying maturity dates and interest rates ranging from 4.00% to 9.50%		1,777,375

		Total		$103,128,482

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKY FINANCIAL GROUP, INC.
PROFIT SHARING AND 401(K) PLAN

Date: June 28, 2004	By:	/s/ Michael Couturier
Michael Couturier
Vice President and
Director of Employee Benefits
Sky Financial Group, Inc.